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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                SCHEDULE 13E-3
                                (Rule 13e-100)
          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                EMACHINES, INC.
                             (Name of the Issuer)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                      COMMON STOCK, $0.0000125 PAR VALUE
                        (Title of Class of Securities)

                                  29076P 10 2
                     (CUSIP Number of Class of Securities)

                                WAYNE R. INOUYE
                                EMACHINES, INC.
                         14350 MYFORD ROAD, SUITE 100
                           IRVINE, CALIFORNIA 92606
                                (714) 481-2828
           (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ----------------------

                                  Copies to:
                              JOHN A. FORE, ESQ.
                            STEVE L. CAMAHORT, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI
                           PROFESSIONAL CORPORATION
                              650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                (650) 493-9300

 This statement is filed in connection with (check the appropriate box):
 a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 b.  /  /  The filing of a registration statement under the Securities Act of
           1933.
 c.  / x/  A tender offer.
 d.  /  /  None of the above.
      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / / Check the following box if the filing is a final amendment reposting the results of the transaction: / /
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                           Calculation of Filing Fee
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           Transaction Valuation(1)                Amount of Filing Fee
-------------------------------------------------------------------------------
               $160,998,402                              $32,200
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(1)  For purposes of calculation of the filing fee only. Calculated as the sum of (a) $154,284,674, the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc., and 145,551,579, the outstanding common shares sought in the offer, and (b) $6,713,728 the cost to purchase the common stock issuable pursuant to outstanding stock options.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,200           Filing Party: Empire Acquisition Corp.
                                          EM Holdings, Inc.
                                          Lap Shun Hui
                                          eMachines, Inc.

Form, Schedule or Registration No: Schedule TO    Date Filed: November 27, 2001
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                                EXPLANATORY NOTE

  On November 27, 2001, eMachines (together with EM Holdings, Inc., Empire Acquisition Corp. and Lap Shun Hui) filed a combined Schedule TO/Schedule 13E-3 with the Securities and Exchange Commission. The combined Schedule TO/Schedule 13E-3 contained all information required by the applicable rules and regulations of the Securities and Exchange Commission.
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                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001

                               eMachines, Inc.

                               By:  /s/ Adam Andersen
                                    --------------------------------------------
                               Name:   Adam Andersen
                               Title:  Senior Vice President and Chief Operating
                                       Officer